Exhibit 99.2

      I am thrilled to introduce myself as the incoming CEO & Chairman of the Board at Inspirato.
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Dear Inspirato Members,

Following the press release issued earlier today, I am thrilled to introduce myself as the incoming CEO & Chairman of the Board at Inspirato. The investment from One Planet Group marks a significant milestone that not only strengthens our financial base but also boosts our ability to provide you with unparalleled experiences, ensuring that your time with loved ones continues to be memorable and deeply fulfilling.